Exhibit 99.1

IAMGOLD CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”) will be held at the Grand Banking Hall, One King West Hotel & Residence, located at 1 King Street West, Toronto ON, M5H 1A1, on Monday, May 14, 2012 at 4:00 p.m. (EDT), for the following purposes:

1.

to receive and consider the annual report of management to shareholders and the audited consolidated financial statements of the Corporation for the year ended December 31, 2011 and the report of the auditor thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to appoint KPMG LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.	to confirm the Corporation’s approach to executive compensation;

5.

to consider and, if deemed appropriate, pass, with or without variation, a resolution approving amendments to the share incentive plan of the Corporation and to approve the amended and restated share incentive plan of the Corporation; and

6.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only shareholders of record as at the close of business on April 10, 2012 are entitled to receive notice of, and vote at, the Meeting and any adjournment or postponement thereof.

Shareholders who are unable to be present in person at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 5:00 p.m. (Toronto time) on May 10, 2012 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting. Electronic voting is also available to registered shareholders for this Meeting through www.investorvote.com using the control and access numbers printed on the proxy. Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper form of proxy. Further details on the electronic voting process are provided in the enclosed form of proxy. The time limit for deposit of proxies may be waived by the Chairman, at his discretion, and without notice.

DATED at Toronto, Ontario as of this 10th day of April 2012.

BY ORDER OF THE BOARD

STEPHEN J.J. LETWIN President and Chief Executive Officer